January 28, 2020

Randall R. Lay
Chief Financial Officer
Williams Industrial Services Group Inc.
100 Crescent Centre Parkway, Suite 1240
Tucker, Georgia 30084

       Re: Williams Industrial Services Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 17, 2020
           File No. 333-234702

Dear Mr. Lay:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement of Form S-1

Certain Material U.S. Federal Income Tax Consequences, page 45

1. We note that Thomson Hine LLP's opinion that investors should not recognize income or loss in connection with the receipt or exercise of Rights but certain aspects of that determination are not certain. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. Provide appropriate risk factor disclosure.
       Please refer to Staff Legal Bulletin No. 19 Section III.C.4 for guidance.
2. Please remove the word "Certain" from the heading for this section. Refer to Section
       III.C.1 of Staff Legal Bulletin No. 19 for guidance. We also note your statement in the last paragraph in this section that "THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX
       ADVICE ...." Investors are entitled to rely on the provided opinions.
Please revise to
 Randall R. Lay
Williams Industrial Services Group Inc.
January 28, 2020
Page 2
      remove the inappropriate disclaimer and limitation on reliance. For guidance, refer to
      Section III.D.1 of Staff Legal Bulletin No. 19.
       You may contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameRandall R. Lay
                                                           Division of
Corporation Finance
Comapany NameWilliams Industrial Services Group Inc.
                                                           Office of Real
Estate & Construction
January 28, 2020 Page 2
cc:       Stuart Welburn, Esq.
FirstName LastName